EXHIBIT 2

IRREVOCABLE PROXY

1. This Stockholder Proxy (this “Proxy”) is granted by Frank Louis Jaksch, Sr. and Maria Jaksch, as Trustees of the Jaksch Family Trust (collectively, “Stockholder”), pursuant to Section 212 of the Delaware General Corporation Law.

2. Stockholder, as the registered holder of 1,429,000 shares of the Common Stock (the “Shares”) of ChromaDex Corporation, a Delaware corporation (the “Corporation”), as evidenced by Corporation Stock Certificate No. 1275, hereby appoints the following individual as proxy holder (the “Proxy Holder”) and authorizes the Proxy Holder to (i) vote the number of Shares set forth next to the Proxy Holder’s name (the “Proxy Shares”) at any and all future meetings of the stockholders of the Corporation, (ii) execute and deliver on behalf of Stockholder, written consents with respect to the Proxy Shares or (iii) otherwise act with respect to the Proxy Shares as if the Proxy Holder was the actual owner of the Proxy Shares, in each case, to the same extent and with the same effect as Stockholder might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation in connection with any matters put forth for a vote of the stockholders in any manner as the Proxy Holder may choose:

Proxy Holder	Proxy Shares
Frank Louis Jaksch, Jr.	1,429,000

3. Stockholder authorizes the Proxy Holder to file this Proxy with the Secretary of the Company. The Proxy Holder may not substitute any other person as proxy holders.

4. This Proxy may be revoked at any time by the Proxy Holder. If not previously revoked, this Proxy shall terminate on the third anniversary of the date of this Proxy.

Dated: April 17, 2010	/s/ FRANK LOUIS JAKSCH, SR.
FRANK LOUIS JAKSCH, SR., as
Trustee of the Jaksch Family Trust

/s/ MARIA JAKSCH
MARIA JAKSCH, as Trustee of the
Jaksch Family Trust